FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dundee Corporation

40 King Street West

Scotia Plaza, 55th Floor

Toronto, Ontario  M5H 4A9

Item 2

Date of Material Change

June 28, 2006

Item 3

News Release

A news release was issued at Toronto, Ontario on June 28, 2006 and transmitted by CCNMatthews.  A copy of the news release is attached hereto as Schedule “A”.

Item 4

Summary of Material Change

On June 28, 2006, Dundee Corporation (the “Corporation”) announced that it had completed its previously announced bought deal public offering of $150 million of first preference shares.

Item 5

Full Description of Material Change

On June 28, 2006, Dundee Corporation announced that it had completed its previously announced bought deal public offering of $150 million of cumulative, redeemable first preference shares, series 1 (the “First Preference Shares”). The 6,000,000 First Preference Shares were priced at $25.00 and carry a 5.00% annual dividend and are listed and posted for trading on the Toronto Stock Exchange under the symbol “DBC.PR.A”. The net proceeds of the offering will be used for general purposes, including for the redemption of the $150 million principal amount 6.70% senior unsecured debentures of Dundee Corporation, when considered appropriate by the Corporation.  The offering was undertaken on a bought deal basis by an underwriting group led by Scotia Capital Inc. and including CIBC World Markets Inc. Dundee Securities Corporation, RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc. and GMP Securities L.P.

Item 6

   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, please contact Joanne Ferstman, Executive Vice President, Chief Financial Officer and Corporate Secretary at (416) 365-5010.

Item 9

Date of Report

July 7, 2006

Schedule “A”

JUNE 28, 2006 - 08:51 ET

Dundee Corporation Announces Closing of Preference Share Offering

TORONTO, ONTARIO--(CCNMatthews - June 28, 2006) -

Not for distribution to United States newswire services or for dissemination in the United States

Dundee Corporation (TSX:DBC.A) announced today the successful completion and closing of an offering of $150 million of first preference shares.

The 6,000,000 Cumulative Redeemable First Preference Shares, Series 1 were priced at $25.00 and carry a 5.00% annual dividend. The shares will be listed and posted for trading on the Toronto Stock Exchange under the symbol "DBC.PR.A".

Dundee Corporation will use the net proceeds of this offering for general purposes, including for the redemption of the $150 million principal amount 6.70% senior unsecured debentures of Dundee Corporation, when considered appropriate by the Corporation.

The offering was undertaken on a bought deal basis by an underwriting group led by Scotia Capital Inc. and including CIBC World Markets Inc., Dundee Securities Corporation, RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc. and GMP Securities L.P.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 62% owned subsidiary, Dundee Wealth Management Inc., a company with $48 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation's real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States. Real estate activities also include an approximate 26% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office and industrial properties across Canada. Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

CONTACT INFORMATION Dundee Corporation Ned Goodman President & Chief Executive Officer (416) 365-5665 or Dundee Corporation Joanne Ferstman Chief Financial Officer (416) 365-5010